Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes as set forth in exhibit 99.2 to this Form 6-K. This discussion contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed below and “Risk Factors” as more fully disclosed in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 20, 2026.

Overview

We, through our operating subsidiaries, are a Macau-based consulting services provider principally engaged in delivering administrative, fintech, investment brokerage, and project research services to a wide range of customers in Macau and China. Our operations are conducted through our wholly-owned operating subsidiaries: ZGCL Macau, LICCL and LFTL. Our diversified business portfolio enables us to leverage synergies across different business lines, fostering new opportunities for each segment and offering integrated consulting solutions to our clients.

The following discussion and analysis of our financial condition and operating results are based on the financial data extracted from our unaudited condensed consolidated financial statements for the six months ended March 31, 2026, 2025 and 2024.

Our revenues were US$1,147,748, US$1,926,008 and US$335,000 for the six months ended March 31, 2026, 2025 and 2024, respectively. We recorded net loss of US$777,940 and US$157,825 for the six months ended March 31, 2026 and 2024, respectively, and net income of US$789,391 for the six months ended March 31, 2025. We plan to keep our business, through our operating subsidiaries, growing by strengthening our fintech services.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the industry we are in, including economic and political conditions, the evolving needs of investors, changes in demand for our services and changes in financial conditions and appetite of our current and potential customers. In addition, the following company-specific factors can affect our results of operations materially:

Our ability to develop new customers’ network and retain existing customers

Our revenue largely depends on our ability to develop new customer networks and retain existing ones. Our services are negotiated on a project-by-project basis, leading to potential fluctuations in revenue. There is also no assurance that the customers which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on our success in entering into new engagements.

Our ability to adapt to rapid technological change and adopt new technology

The general market and industry are rapidly changing technologically, with highly evolving industry standards and frequent introductions and enhancements of new products and services. Customers also expect fast technological advancements. Our future success depends on our ability to adapt to these rapidly changing technologies, align our services with evolving industry standards, and continually improve the know-how of our staff in response to the evolving demands of the marketplace. We are engaged in brokering and providing fintech services to our customers, and the success of the business hinges on our ability to continue adapting to evolving technology and finding our edge in the market. Staying ahead of technological advancements and integrating innovative solutions into our services is crucial for maintaining our competitive position. Failure to adapt to technological changes and effectively adopt new technology could result in a loss of market share and adversely affect our business, financial condition, and results of operations.

Our ability to retain employees who have strong relationships with our customers

We materially rely on our experienced employees to provide reliable and quality consultancy services to our customers, and believe that our experienced employees have developed strong relationships with our customers through their ability to provide personalized services through understanding customers’ needs. In addition to maintaining relationships with existing customers, we also rely on them to generate businesses with new customers. There is however no guarantee that our experienced employees will or are willing to continue to serve us. Where they determine to cease their employments with us or enter into negotiations with us for a material variation of their existing terms of employments, our operating performance and financial results may be materially and adversely affected.

Our business faces strong market competition

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their customer acquisition and retention channels. In light of the low barriers to entry in the industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in the Mainland China and Macau Regulatory Environment may impact our business and results of operations

The regulatory environment for the corporate and industrial park related services in Mainland China and Macau from time to time is evolving in order to govern the related sector. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Key Components of Results of Operations

Revenues

Our revenues consist of administrative services fees, fintech services fees, investment brokerage fees, project research fees and interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Six Months Ended March 31,
	2026		2025		2024
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Administrative services fees-a related party	-		33,708	1.8	33,528	10.0
Fintech services fees – algorithm and big data	1,146,452	99.9	1,804,496	93.7	131,842	39.4
Fintech services fees – blockchain	-		23,230	1.2	22,888	6.8
Investment brokerage fees	-		-	-	127,903	38.2
Project research fees	-		64,294	3.3	-	-
Interest income and others	1,296	0.1	280	-	18,839	5.6
Total revenues	1,147,748	100.0	1,926,008	100.0	335,000	100.0

Administrative services fees

Revenue from administrative services is derived from a fixed-fee billing arrangement. Under the arrangement, our customer agrees to pay a predetermined fee periodically over the contract terms as specified in the service agreement in return for a set of integrated administrative services (stand-ready obligations) over the contract terms. Administrative services we provided include handling and managing corporate documents, maintaining and updating corporate changes and registrations, providing registered offices, and filing income tax returns. The services we provided under the arrangement are substantially the same during each particular month. Accordingly, we recognize revenue for administrative services on a monthly basis throughout the duration of the contract. On July 1, 2025, we terminated the administrative services agreement, and no administrative services fees has been generated from July 1, 2025. For the six months ended March 31, 2026, 2025 and 2024, revenue from administrative services represented approximately nil, 1.8% and 10.0%, respectively, of our total revenues for the respective periods.

Fintech services fees

We, through our operating subsidiary, provide fintech services to customers by providing algorithm and big data models and a blockchain system for the customer’s use in return for fintech services fees.

Algorithm and big data - We enter into distinct fintech services agreements with customers to provide algorithms and big data models for the customers’ use in return for a fintech service fee. There are two types of arrangement entered, i.e. (i) brokering the algorithms and big data models on behalf of the vendor and (ii) providing fintech services related to the algorithms and big data models directly to the customers.

Brokering the algorithms and big data models – We brokered the algorithms and big data models on behalf of the vendor until we acquired the related cloud-based fintech solution from the vendor in August 2024. We enter into distinct fintech services agreements with the customers to provide algorithms and big data models developed by a vendor for the customer’s use in return for a fintech service fee. As clearly identified in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component that is based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds the predetermined amount (i.e., “overage fees”). Based on our best estimate, we do not expect that excess usage will occur. Therefore, the minimum usage requirement as determined in the agreement is the most likely amount that we would be entitled to. Customers simultaneously receive and consume the benefits as the services are rendered by us, i.e. access to and utilize the models according to the customers’ needs. Accordingly, we received revenue from brokering the algorithms and big data models monthly with the fixed consideration (i.e. the minimum usage payment) recognized ratably across the contract period.

Providing the algorithms and big data models directly to our customers - Since we acquired the related cloud-based fintech solution from the vendor in August 2024, we provide the fintech services related to the provision of algorithms and big data models to the customers directly in return for fee income. We enter into distinct fintech services agreements with the customers to provide algorithms and big data models owned by us for the customers’ use in return for a fintech service fee. As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models is based solely on usage. Customers simultaneously receive and consume the benefits as the services are rendered by us, i.e. access to and utilize the models according to the customers’ needs. Accordingly, we received revenue from providing the algorithms and big data models monthly with the variable consideration (i.e. the actual usage payment) recognized based on actual usage over the contract period.

The following table presents key operating data of fintech services fees - algorithm and big data for the periods presented:

	For the Six Months Ended March 31,
	2026	2025	2024
Fintech services fees - algorithm and big data
Customer A	$670,297	$933,313	$-
Customer B	$262,949	$96,207	$-
Customer C	$-	$425,696	$131,842
Customer D	$108,443	$349,280	$-
Customer G	$104,763	$-	$-
Total fintech services fees - algorithm and big data	$1,146,452	$1,804,496	$131,842

Number of customers	4	4	1

For the six months ended March 31, 2026, 2025 and 2024, services fees from fintech services related to the provision of algorithms and big data models represented approximately 99.9%, 93.7% and 39.4%, of our total revenues, respectively.

Blockchain - We entered into a distinct fintech services agreement with customers to provide a blockchain system developed by our supplier for the customer’s use in return for a one-time fixed services fee income for the system provided. Fees for our services are predetermined and mutually agreed upon with our customer. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the system is implemented and operational. Fintech services fees related to the procurement of the blockchain system accounted for nil, 1.2% and 6.8% of total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively. The following table presents key operating data of fintech services fees - blockchain for the periods presented:

	For the Six Months Ended March 31,
	2026	2025	2024
Fintech services fees - blockchain	$-	$23,230	$22,888

Number of projects	-	1	1

Weighted average fees (1)	$-	$23,230	$22,888

(1)	Weighted average fee are derived from our fintech services fees - blockchain based on the number of projects undertaken during the period.

Investment brokerage fees

We, through our Operating Subsidiaries, provide investment brokerage services to customers by assisting them in acquiring a stake in specific investments, in return for one-time fixed investment brokerage fees. The following table presents key operating data of investment brokerage fees for the periods presented:

	For the Six Months Ended March 31,
	2026	2025	2024
Investment brokerage fees	$-	$-	$127,903

Number of projects	-	-	1

Weighted average fees (1)	$-	$-	$127,903

(1)	Weighted average fee are derived from our investment brokerage fees based on the number of projects undertaken during the period.

We enter into distinct investment brokerage agreements with our customers. Fees for our services are predetermined and mutually agreed upon with our customers. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the successful registration of the customers’ stake in the investments. Investment brokerage fees accounted for nil, nil and 38.2% of total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Project research fees

We, through our Operating Subsidiaries, provide project research services to customers by providing them with project research reports in relation to specific projects in industrial parks in China, in return for one-time fixed project research fee. The following table presents key operating data of project research fees for the periods presented:

	For the Six Months Ended March 31,
	2026	2025	2024
Project research fees	$-	$64,294	$-

Number of projects	-	1	-

Weighted average fees (1)	$-	$64,294	$-

(1)	Weighted average fee are derived from our project research fees based on the number of projects undertaken during the period.

We enter into distinct project research agreements with our customers. The fees for our services are predetermined and mutually agreed upon with our customers. Revenue is recognized at a point in time and in the amount that reflects the agreed consideration and is expected to be received upon the delivery of the project research reports. Project research fees accounted for nil, 3.3% and nil of total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Interest income and others

Interest income and others primarily consist of interests earned on bank deposits and sundry income.

Interest income is recognized using the effective interest method.

For the six months ended March 31, 2026, 2025 and 2024, interest income and others accounted for 0.1%, nil and 5.6% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Six Months Ended March 31,
	2026		2025		2024
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Expenses:
(Reversal of) allowance for expected credit losses	(996)	(0.1)	(8,516)	(0.4)	346	0.1
Amortization of intangible assets	245,365	21.4	192,882	10.0	-	-
Commission	154,407	13.5	243,521	12.7	35,220	10.5
Compensation and benefits	114,089	9.9	47,552	2.5	69,003	20.6
Compensation and benefits-related parties	148,849	13.0	92,359	4.8	91,867	27.4
Depreciation	737	0.1	737	-	733	0.2
Exchange (gain) loss	(34,040)	(3.0)	48,275	2.5	275	0.1
Interest expenses-a related party	2,435	0.2	-	-	-	-
IT maintenance fees	87,461	7.6	89,137	4.6	-	-
Occupancy costs	37,015	3.2	39,152	2.0	46,398	13.9
Professional fees	1,045,985	91.1	199,159	10.3	200,589	59.9
Travel and business development	7,885	0.7	4,329	0.2	15,139	4.5
Other administrative expenses	11,695	1.0	21,153	1.1	24,280	7.2
Total expenses	1,820,887	158.6	969,740	50.3	483,850	144.4

(Reversal of) allowance for expected credit losses

(Reversal of) allowance for expected credit losses represent the movement of provision for expected credit loss. The reversal of credit losses accounted for 0.1% and 0.4% of our total revenue for the six months ended March 31, 2026 and 2025, and the allowance for credit losses accounted for 0.1% of our total revenues for the six months ended March 31, 2024.

Amortization of intangible assets

Amortization of intangible assets arises from the amortisation of our cloud-based fintech solution. Amortization accounted for 21.4%, 10.0% and nil of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Commission

Commission mainly represents sales commission paid in relation to the fintech services rendered. Commission expenses accounted for 13.5% 12.7% and 10.5% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Compensation and benefits

Compensation and benefits mainly represent salaries and contributions to retirement benefit scheme for our staff. Compensation and benefits expenses accounted for 22.9%, 7.3% and 48.0% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Depreciation

Depreciation arises from the depreciation of our office equipment. Depreciation accounted for 0.1%, nil and 0.2% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Exchange (gain) loss

Exchange (gain) loss arises from exchange difference when translating from U.S. Dollars and Chinese Yuan (“CNY”) to Macanese Pataca (“MOP”). Exchange gain accounted for 3.0% of our total revenues for the six months ended March 31, 2026 and exchange loss accounted for 2.5% and 0.1% for the six months ended March 31, 2025 and 2024.

Interest expenses

Interest expenses arise from advance from a related party in August 2025 for operational purpose. Interest expenses accounted for 0.2% of our total revenues for the six months ended March 31, 2026, and no such expense incurred for the six months ended March 31, 2025 and 2024.

IT maintenance fees

IT maintenance fees mainly represent outsourced maintenance fees for cloud-based fintech solution. IT maintenance fees accounted for 7.6% and 4.6% of our total revenues for the six months ended March 31, 2026 and 2025, and no such expense incurred for the six months ended March 31, 2024.

Occupancy costs

Occupancy costs are the rental and related expenses we incurred on the lease of our office premises, which accounted for approximately 3.2%, 2.0% and 13.9% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Professional fees

Professional fees are mainly the service fees for accounting, audit, legal and consultancy services that we incurred in the ordinary course of business operations. Professional fees accounted for 91.1%, 10.3% and 59.9% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Travel and business development

Travel and business development expenses encompass both overseas and local travel, as well as other costs incurred in the development of our business and the expansion of our network. Travel and business development accounted for 0.7%, 0.2% and 4.5% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Other administrative expenses

Other administrative expenses mainly consist of bank charges and advertising and promotion expenses. Other administrative expenses accounted for 1.0%, 1.1% and 7.2% of our total revenues for the six months ended March 31, 2026, 2025 and 2024, respectively.

Income Tax

Our subsidiaries operated in Macau are subjected to complementary tax (the equivalent of what is known as “income tax” in other jurisdictions) on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Macau complementary tax regulations. For the six months ended March 31, 2026, 2025 and 2024, Macau complementary tax was calculated at a statutory tax rate of 12%. Taxable profits below MOP600,000 are exempt from tax.

The PRC withholding tax is a deduction from payments made by our PRC customers. Based on the tax rules currently in effect in the PRC, the withholding tax rate is 10% for income received by us from our PRC customers. The withholding tax is treated as an income tax since it is assessed based on the income and is paid on our behalf by our PRC customers. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income”, the 10% withholding tax paid in the PRC can be credited against our Macau complementary tax liability on the same income.

For the six months ended March 31, 2026, 2025 and 2024, income tax accounted for 9.1%, 8.7% and 2.7% of our total revenues, respectively. For the six months ended March 31, 2026, 2025 and 2024, income tax arose from our current tax on profits generated from our subsidiaries and deferred tax related to operating lease.

Under Macau complementary tax regulations, there is no time bar on statutory examinations to be carried out by the Macau tax authority, and all income tax returns of our subsidiaries in Macau remain open for the examination. As of March 31, 2026 and September 30, 2025, we had no open tax investigation from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended March 31,
	2026		2025		2024
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Administrative services fees-a related party	-	-	33,708	1.8	33,528	10.0
Fintech services fees – algorithm and big data	1,146,452	99.9	1,804,496	93.7	131,842	39.4
Fintech services fees – blockchain	-	-	23,230	1.2	22,888	6.8
Investment brokerage fees	-	-	-	-	127,903	38.2
Project research fees	-	-	64,294	3.3	-	-
Interest income and others	1,296	0.1	280	-	18,839	5.6
Total revenues	1,147,748	100.0	1,926,008	100.0	335,000	100.0
Expenses:
Reversal of (allowance for) expected credit loss	996	(0.1)	8,516	(0.4)	(346)	0.1
Amortization of intangible assets	(245,365)	21.4	(192,882)	10.0	-	-
Commissions	(154,407)	13.5	(243,521)	12.7	(35,220)	10.5
Compensation and benefits	(114,089)	9.9	(47,552)	2.5	(69,003)	20.6
Compensation and benefits-related parties	(148,849)	13.0	(92,359)	4.8	(91,867)	27.4
Depreciation	(737)	0.1	(737)	-	(733)	0.2
Exchange gain (loss)	34,040	(3.0)	(48,275)	2.5	(275)	0.1
Interest expenses-a related party	(2,435)	0.2	-	-	-	-
IT maintenance fees	(87,461)	7.6	(89,137)	4.6	-	-
Occupancy costs	(37,015)	3.2	(39,152)	2.0	(46,398)	13.9
Professional fees	(1,045,985)	91.1	(199,159)	10.3	(200,589)	59.9
Travel and business development	(7,885)	0.7	(4,329)	0.2	(15,139)	4.5
Other administrative expenses	(11,695)	1.0	(21,153)	1.1	(24,280)	7.2
Total expenses	(1,820,887)	158.6	(969,740)	50.3	(483,850)	144.4
(Loss) income before income taxes	(673,139)	58.6	956,268	49.7	(148,850)	44.4
Provision for income taxes	(104,801)	9.1	(166,877)	8.7	(8,975)	2.7
Net (loss) income	(777,940)	67.7	789,391	41.0	(157,825)	47.1

Six Months Ended March 31, 2026 Compared to Six Months Ended March 31, 2025

Revenues

Total revenues decreased significantly by 40.4% from US$1,926,008 for the six months ended March 31, 2025 to US$1,147,748 for the six months ended March 31, 2026. This decrease was principally attributed to a substantial decrease in our administrative service fee, fintech services fees and project research fees.

Administrative services fees — Revenue generated from administrative services is based on fixed fee billing arrangements. For the six months ended March 31, 2025, revenue recognized from a customer covered a 6-month period. The service contract had been terminated on July 1, 2025, no such revenue incurred for the six months ended March 31, 2026.

Fintech services fees — Fintech services fees for the six months ended March 31, 2026 amounted to US$1,146,452, compared to US$1,827,726 for the six months ended March 31, 2025. The decrease was primarily attributable to lower customer utilization of our algorithm and big data model services during the period. In addition, we did not generate any revenue from blockchain-related fintech services for the six months ended March 31, 2026.

Project research fees — Project research fees decreased from US$64,294 for the six months ended March 31, 2025 to nil for the six months ended March 31, 2026. This was primarily because we were not engaged in any project research activities during the six months ended March 31, 2026 and we onboarded one project research activity during the six months ended March 31, 2025.

Interest income and others — Interest income and others increased from US$280 for the six months ended March 31, 2025 to US$1,296 for the six months ended March 31, 2026. This increase was primarily attributable to higher bank interest income earned as we maintained higher bank balances during the six months ended March 31, 2026.

Expenses

Reversal of (allowance for) expected credit loss — Reversal of expected credit loss decreased from US$8,516 for the six months ended March 31, 2025 to US$996 for the six months ended March 31, 2026. The decrease of the reversal of expected credit loss was mainly due to an increase in deposits to related parties and partially offset by decrease in deposits to third parties.

Amortization of intangible assets — Amortization of intangible assets increased from US$192,882 for the six months ended March 31, 2025 to US$245,365 for the six months ended March 31, 2026, primarily attributable to the upgrade of our existing algorithmic and big data models on December 17, 2025, which added US$701,835 (equivalent to MOP 5,665,000) to the original cost, and the acquisition of a blockchain system in July 2025 for US$212,008 (equivalent to MOP 1,699,500). Intangible assets are amortized on a straight-line basis over their expected useful lives, which we have assessed to be three years based on an external valuation report and the estimated economic benefits derived from their use.

Commissions — Commission expenses decreased from US$243,521 for the six months ended March 31, 2025 to US$154,407 for the six months ended March 31, 2026. The decrease was in line with the decrease in fintech services fees earned during the six months ended March 31, 2026.

Compensation and benefits — Compensation and benefits expenses increased from US$139,911 for the six months ended March 31, 2025 to US$262,938 for the six months ended March 31, 2026. The increase was primarily attributed to the payment of independent directors’ remuneration amounting to US$50,026 during the six months ended March 31, 2026, while there were no such expenses in the 2025. Additionally, the Company’s management remuneration increased by US$56,490 during the six month ended March 31, 2026. The remaining increase was mainly due to salaries increment for other staff and increased business travel allowances during the six months ended March 31, 2026.

Depreciation — Depreciation expenses remained consistent for the six months ended March 31, 2026 and 2025 since there was no addition or disposal of office equipment between the two periods.

Exchange (gain) loss — Exchange (gain) loss changed from exchange loss US$48,275 for the six months ended March 31, 2025 to exchange gain US$34,040 for the six months ended March 31, 2026 mainly because of the appreciation of CNY.

Interest expenses — Interest expenses represent interest accrued on the advance from a related party in August 2025 for operational purpose, which was unsecured, interest bearing at 3.5% p.a., and repayable on or before August 11, 2026. No such advance for the six months ended March 31, 2025.

IT maintenance fees — IT maintenance fees remained consistent for the six months ended March 31, 2026 and 2025, as the outsourced IT maintenance service was charged at a fixed monthly fee.

Occupancy costs —Occupancy costs remained consistent for the six months ended March 31, 2026 and 2025, as there was no change in the tenancy agreement between the two periods.

Professional fees — Professional fees increased from US$199,159 for the six months ended March 31, 2025 to US$1,045,985 for the six months ended March 31, 2026. The increase was primarily attributable to (i) an increase of US$287,755 marketing consulting fee for market analysis reports and daily advisory services relating to industrial parks and fintech software in China and Southeast Asia; (ii) an increase of US$221,654 in consulting fees incurred in connection with the acquisition of a target company; (iii) an increase of US$128,440 in audit and accounting service fees for the six months ended March 31, 2026 compared with the six months ended March 31, 2025; (iv) an increase of US$76,842 in legal fees for post-IPO compliance; (v) an increase of US$50,877 financing consultant fee for introducing funding sources, preparing financing materials, and advising on debt and equity fundraising strategies; and (vi) an increase of other professional fees of US$81,258, including Nasdaq annual fees, company document application fees, printer fees, and other sundry charges.

Travel and business development — Travel and business development expenses increased from US$4,329 for the six months ended March 31, 2025 to US$7,885 for the six months ended March 31, 2026. There was no significant business travel during either period.

Other administrative expenses — Other administrative expenses decreased from US$21,153 for the six months ended March 31, 2025 to US$$11,695 for the six months ended March 31, 2026. The decrease was primarily attributable to renovation expenses incurred during the six months ended March 31, 2025, which did not recur in 2026.

(Loss) income before income taxes

We had a loss before income taxes of US$673,139 for the six months ended March 31, 2026, and an income before income taxes of US$956,268 for the six months ended March 31, 2025. The change mainly due to the decrease in revenue and the increase of professional fees during the six months ended March 31, 2026.

Provision for income taxes

Income tax expense decreased from US$166,877 for the six months ended March 31, 2025 to US$104,801 for the six months ended March 31, 2026, notwithstanding a loss before income taxes of US$673,139 in the current period. The current period charge was largely attributable to the tax losses not expected to be utilized of US$90,145, an increase in the valuation allowance of US$79,870, and overseas withholding tax of US$15,770. As each of these items operates independently of our consolidated result, we recorded a tax expense despite the pre-tax loss. The decrease was only modest relative to the change from income before income taxes of US$956,268 in the prior period to the current-period loss, because a valuation allowance was recognized against the deferred tax assets arising from the loss, tax losses not expected to be utilized and the tax effects of overseas withholding tax continued to apply.

Net (loss) income

As a result of the foregoing factors, net (loss) income changed from net income of US$789,391 for the six months ended March 31, 2025 to net loss of US$777,940 for the six months ended March 31, 2026.

Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2024

Revenues

Total revenues increased significantly by 474.9% from US$335,000 for the six months ended March 31, 2024 to US$1,926,008 for the six months ended March 31, 2025. This increase was principally attributed to a substantial rise in our fintech services fees and project research fees, partially offset by the decline in investment brokerage fees.

Administrative services fees — Revenue generated from administrative services is based on fixed fee billing arrangements. This revenue stream remained consistent over the two periods, with the same customer engaging our services for approximately the same amount of fees in both periods.

Fintech services fees — Fintech services fees for the six months ended March 31, 2025 amounted to US$1,827,726, compared to US$154,730 for the six months ended March 31, 2024. The substantial growth was primarily driven by the successful onboarding of three new customers utilizing fintech services for algorithm and big data model, which contributed approximately 75.4% of the total fintech services fees during the period ended March 31, 2025. Additionally, the increase in income from our existing customers indicated a higher utilization of services in algorithm and big data model, as well as consistent performance on fintech services of blockchain, contributing to the overall revenue growth.

Investment brokerage fees — Investment brokerage fees decreased from US$127,903 for the six months ended March 31, 2024 to nil for the six months ended March 31, 2025. This was primarily because we were not engaged in any investment brokerage activities during the six months ended March 31, 2025.

Project research fees — Project research fees increased from nil for the six months ended March 31, 2024 to US$64,294 for the six months ended March 31, 2025. This was primarily because we were not engaged in any project research activities during the six months ended March 31, 2024 and we successfully onboarded one project research activity during the six months ended March 31, 2025.

Interest income and others — Interest income and others decreased from US$18,839 for the six months ended March 31, 2024 to US$280 for the six months ended March 31, 2025. The decrease was attributable to a refund of professional fees paid in previous year amounting to US$17,670 for the six months ended March 31, 2024, with only bank interest income received for the six months ended March 31, 2025.

Expenses

(Reversal of) allowance for expected credit loss — Expected credit loss changed from provision of US$346 for the six months ended March 31, 2024 to reversal of US$8,516 for the six months ended March 31, 2025. The change corresponded with the decrease in receivables from customers as of March 31, 2025 and September 30, 2024, resulting in a corresponding decrease in allowance for expected credit loss.

Amortization of intangible assets — Amortization of intangible assets increased from nil for the six months ended March 31, 2024 to US$192,882 for the six months ended March 31, 2025, which was a result of addition of a cloud-based fintech solution of MOP 9,270,000 in August 2024. Intangible assets are amortized on a straight-line basis over their expected useful lives, which we have assessed to be three years based on an external valuation report and the estimated economic benefits derived from their use.

Commission — Commission expenses increased from US$35,220 for the six months ended March 31, 2024 to US$243,521 for the six months ended March 31, 2025. The increase was in line with the increase in fintech services fees earned during the six months ended March 31, 2025.

Compensation and benefits — Compensation and benefits expenses decreased from US$160,870 for the six months ended March 31, 2024 to US$139,911 for the six months ended March 31, 2025. The decrease primarily due to our headcount reduced from 9 employees as of March 31, 2024 to 8 employees as of March 31, 2025.

Depreciation — Depreciation expenses remained consistent for the six months ended March 31, 2025 and 2024 since there was no addition or disposal of office equipment between two periods.

Exchange (gain) loss — Exchange loss increased from US$275 for the six months ended March 31, 2024 to US$48,275 for the six months ended March 31, 2025, mainly because of the depreciation of CNY.

IT maintenance fees — IT maintenance fees changed from nil for the six months ended March 31, 2024 to US$89,137 for the six months ended March 31, 2025, primarily driven by outsourced maintenance fees for our cloud-based fintech solution, which began in August 2024.

Occupancy costs — Occupancy costs decreased from US$46,398 for the six months ended March 31, 2024 to US$39,152 for the six months ended March 31, 2025, primarily due to more favourable office lease terms secured under a new tenancy agreement entered in November 2024.

Professional fees — Professional fees remained consistent for the six months ended March 31, 2025 and 2024 due to no significant change in operations between two periods.

Travel and business development — Travel and business development expenses decreased from US$15,139 for the six months ended March 31, 2024 to US$4,329 for the six months ended March 31, 2025. This decrease was reflecting the gradual establishment of a stable customer network and a reduced need for international business development activities.

Other administrative expenses — Other administrative expenses remained relatively stable, decreasing slightly from US$24,280 for the six months ended March 31, 2024 to US$21,153 for the six months ended March 31, 2025.

Income (loss) before income taxes

We had an income before income taxes of US$956,268 and a loss before income taxes of US$148,850 for the six months ended March 31, 2025 and 2024, respectively. The increase in income before income taxes mainly due to the growth in revenue during the six months ended March 31, 2025.

Provision for income taxes

Income tax expense increased from US$8,975 expenses for the six months ended March 31, 2024 to US$166,877 for the six months ended March 31, 2025. The change was primarily due to the increase in current tax expenses related to the profits generated by our subsidiaries in Macau and withholding tax incurred in relation to fintech services rendered to our PRC customer.

Net income (loss)

As a result of the foregoing factors, we turned net loss of US$157,825 for the six months ended March 31, 2024 to net income of US$789,391 for the six months ended March 31, 2025.

Liquidity and Capital Resources

We recorded net cash outflow in operating activities of US$1,141,678 and $394,542 for the six months ended March 31, 2026 and 2024, respectively, and net cash inflow in operating activities of US$793,965 for the six months ended March 31, 2025. As of March 31, 2026, we had working capital of $2,565,731 and $159,299 in cash.

In assessing our liquidity, we monitor and analyse our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. Equity financing in form of shares allotment and cash generated from operations have been utilized to finance our working capital requirements. Prior to our initial public offering on September 9, 2025, our principal sources of liquidity to finance our operating activities are from the financings provided by our related parties and major shareholders.

On September 9, 2025, we completed our initial public offering on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM” and were subsequently changed to “ZTG” on April 14, 2026. As part of the IPO, we granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover over-allotments, if any. Subsequently, on October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses.

Considering all facts and information on hand, we expect our cash on hand is sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued.

If we are unable to have sufficient fund to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

●	additional equity financing from our major shareholders or third-party investors; and/or
●	financial support from our related parties and major shareholders.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions and competitive environment of the capital market industry in Macau and changes in regulatory requirements, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Six Months Ended March 31,
	2026	2025	2024
	US$	US$	US$
Net cash (used in) provided by operating activities	(1,141,678)	793,965	(394,542)
Net cash used in investing activities	(565,927)	(740,941)	-
Net cash provided by (used in) financing activities	824,230	(191,336)	217,243
Effect of exchange rates on cash	444	(313)	559
Net decrease in cash	(882,931)	(138,625)	(176,740)
Cash, beginning balance	1,042,230	327,111	524,383
Cash, ending balance	159,299	188,486	347,643

Operating activities

Net cash used in operating activities for the six months ended March 31, 2026 was US$1,141,678, as compared to a net loss of US$777,940. The difference was primarily attributable to an increase of US$309,198 in prepaid expenses and an increase of US$321,549 in deposits and other assets. The increases in prepaid expenses and deposits and other assets mainly reflected advance payments and additional deposits made in the ordinary course of business, which reduced operating cash flows during the period.

Net cash provided by operating activities for the six months ended March 31, 2025 was US$793,965, as compared to the net income of US$789,391. The difference was primarily attributable to a decrease of US$1,148,846 in receivables from customers, a decrease of US$154,109 in accounts payables and a decrease of US$1,077,563 in accrued expenses and other liabilities. These was reflecting a timely recovery of receivables and settlement of payables before the period end. The decrease in accrued expenses and other liabilities were mainly related to the consideration payable for the acquisition of intangible assets, which we partially settled by the period end.

Net cash used in operating activities for the six months ended March 31, 2024 was US$394,542, as compared to the net loss of US$157,825. The difference was primarily attributable to an increase of US$486,311 in receivables from customers and an increase of US$165,607 in payables to vendor. These receivables were related to the fintech services and investment brokerage services rendered during that period, with fees not yet received by the period end. The payable was related to the costs incurred in relation to fintech services introduced during that period, with costs not yet settled by the period end.

Investing activities

Net cash used in investing activities for the six months ended March 31, 2026 was US$565,927, which was fully spent on the purchase of intangible assets.

Net cash used in investing activities for the six months ended March 31, 2025 was US$740,941, primarily reflecting financings provided to a related party.

There was no net cash used in investing activities for the six months ended March 31, 2024.

Financing activities

Net cash provided by financing activities for the six months ended March 31, 2026 was US$824,230. This was primarily attributable to net proceeds of US$823,225 from the issuance of ordinary shares upon the exercise of the over-allotment option, partially offset by payment of US$2,500 in offering costs directly related to the over-allotment option. In addition, we received US$3,505 in financing from a related party.

Net cash used in financing activities for the six months ended March 31, 2025 was US$191,336, which was fully spent on the payment of IPO-related offering costs.

Net cash provided by financing activities for the six months ended March 31, 2024 was US$217,243. This cash inflow primarily consisted of payment of IPO-related offering costs of US$83,041 and financings obtained from related parties of US$300,284.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our functional currency is MOP and these unaudited condensed consolidated financial statements are presented in US$. Our operating activities and assets and liabilities are predominantly denominated in the functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in MOP with respect to US$ is not significant as MOP is pegged to HK$ at a fixed rate of 1.03 and HK$ is pegged to US$ in a band between 7.75 and 7.85.

At the same time, we generate revenue primarily from customers in the PRC denominated in CNY, while our functional currency is MOP, any fluctuation in exchange rates against MOP may result in change in reported revenue.

For the six months ended March 31, 2026, we had US$1,041,689 revenue denominated in CNY. We estimate that any depreciation of CNY against MOP in the future would result in a decrease in revenue, and vice versa. If we are unable to adjust pricing or otherwise mitigate the impact of adverse currency movements, it would decrease the gross profit margin and net income. Based on the same revenue as for the six months ended March 31, 2026, the revenue denominated in CNY would increase by US$10,417 if there is a 1% appreciation of CNY against MOP. Conversely, the revenue would decrease by $10,417 if there is a 1% depreciation of CNY against MOP.

We have not used any instruments or derivatives to manage or hedge our currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, receivables from customers, and deposits and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Macau. As of March 31, 2026 and September 30, 2025, US$159,238 and US$1,042,230 were deposited with these banks, respectively. Balances maintained with banks in Macau are insured under the Deposit Protection Scheme introduced by the Macau Government for a maximum amount of MOP500,000 (equivalent to US$61,945), and further increased to MOP800,000 (equivalent to US$99,112) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Macau are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash maintained with these banks.

Assets that potentially subject us to a significant concentration of credit risk primarily consist of receivables from customers, and deposits and other assets. We perform regular and ongoing credit assessments of the counterparties’ financial conditions and credit histories. We also assess historical collection trends and the aging of the receivables. We consider that it has adequate controls over these receivables to minimize the related credit risk. As of March 31, 2026 and September 30, 2025, the balance of allowance for credit losses were US$6,022 and US$7,059, respectively.

For the six months ended March 31 2026, 2025 and 2024, most of our assets were located in Macau. At the same time, we consider that we are exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended March 31 2026, 2025 and 2024, the customers who accounted for 10% or more of our revenues and their respective outstanding balances at year end dates, are presented as follows:

	For the Six Months Ended March 31, 2026		As of March 31, 2026
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$670,297	58%	$352,208	61%
Customer B	262,949	23%	125,356	22%
Total:	$933,246	81%	$477,564	83%

	For the Six Months Ended March 31, 2025		As of March 31, 2025
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$933,313	48%	$257,673	50%
Customer C	425,696	22%	-	-
Customer D	349,280	18%	89,567	17%
Total:	$1,708,289	88%	$347,240	67%

	For the Six Months Ended March 31, 2024		As of March 31, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer C	$154,730	46%	$358,168	74%
Customer E	127,903	38%	127,817	26%
Customer F	33,528	10%	-	-
Total:	$316,161	94%	$485,985	100%

All the concentration percentages of accounts receivables are calculated before allowance for expected credit losses. As of the date of this Form 6-K, all of the receivables from these two customers had been collected.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Research and Development, Patents and Licenses, etc.

We have not historically incurred significant expenditures on in house research and development. Our technology development activities have primarily consisted of acquiring and integrating third party fintech solutions, enhancing and upgrading existing algorithmic and big data models, and implementing blockchain system technology to support our service offerings.

In August 2024, we acquired an AI driven fintech solution from a third party vendor for approximately US$1,158,243 (equivalent to MOP 9,270,000). The acquired solution is an algorithmic platform designed to support a range of fintech services, including the use of algorithmic and big data models in connection with the delivery of services to customers. In July 2025, we acquired a blockchain system from a third party vendor for approximately US$212,008 (equivalent to MOP 1,699,500). This system is a proprietary distributed ledger technology platform designed to support secure, transparent and efficient transaction processing and to enable the provision of blockchain based services to customers. In addition, we entered into a contract to upgrade the existing algorithmic and big data models. The total contract sum amounted to $701,835 (equivalent to MOP 5,665,000). The upgrade project was completed and placed into service on December 17, 2025. The upgrade is expected to enhance the functionality and performance of the existing fintech solution acquired in August 2024.

We also incur ongoing costs for technology related training, industry seminars, conferences, and similar professional development activities intended to keep our personnel current with technological developments in the fintech sector.

Off-Balance Sheet Commitments and Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of the date of this filing, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of March 31, 2026:

US$
By March 31,
2027 and total future lease payments	39,684

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Macau has not materially affected our results of operations in recent years. According to the Statistics and Census Service Department of Government of Macao Special Administrative Region, the year-over-year percent changes in the average composite consumer price index rose by 0.53% for the six months ended March 31, 2026 and 2025, and rose by 0.48% for the six months ended March 31, 2025 and 2024. Although we have not been affected by inflation at this point in time, we may be affected if Macau and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Estimates and Assumptions

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for doubtful accounts, amortization of intangible assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease ROU assets and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, receivables from customers, and income taxes, of which the details are set out in our consolidated financial statements. You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Amortization of intangible assets

Intangible assets acquired separately are initially recognized at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

Our intangible assets consist of (i) a cloud-based fintech solution, which is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to our customers, and (ii) a blockchain system, which is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to our customers. We have assessed the useful life of intangible assets to be three years, based on an external valuation report and the estimated economic benefits derived from its use. For the six months ended March 31, 2026, 2025 and 2024, amortization expense was US$245,365, US$192,882 and nil, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies”.